Exhibit 3.167

RESTATED CERTIFICATE OF INCORPORATION

OF

NATIONAL SURGERY CENTERS, INC.

(Pursuant to Sections 242 & 245 of the General Corporation Law of the State of Delaware)

National Surgery Centers, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) hereby certifies as follows:

1. The name of the Corporation is National Surgery Centers, Inc. The Corporation was incorporated on September 13, 1995.

2. This Restated Certificate of Incorporation further amends and restates the Certificate of Incorporation of the Corporation by amending it to read, in its entirety, as herein set forth in full:

FIRST: The name of the Corporation is National Surgery Centers, Inc.

SECOND: The Corporation shall have perpetual duration.

THIRD: The address of the Corporation’s registered once in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

FOURTH: The nature of the business or purposes to be conducted or promoted are:

(a) To engage in the business of providing comprehensive rehabilitation and clinical healthcare services on an ambulatory and inpatient basis in rehabilitation clinics, surgery centers and hospitals to the general public through the provision of physician services, physical therapy, social and/or psychological, respiratory therapy, cardiac rehabilitation, pulmonary rehabilitation, occupational therapy, speech pathology, prosthetic and orthotic devices, nursing care, drugs and biologicals, supplies, appliances and equipment and outpatient surgery and related care, and other services and to do any and all things necessary and appropriate to carry out such business effectively, including, without limitation, the owning, leasing, management and operation of medical facilities and other physical properties, either directly or indirectly, or in concert with others.

(b) To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FIFTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares, consisting of 1,000 shares of Common Stock, par value $.0l per share.

SIXTH: The Board of Directors shall have the power to make, alter or repeal the Bylaws of the Corporation at any meeting at which a quorum is present by the affirmative vote of a majority of the whale Board of Directors. Election of Directors need not be by written ballot.

SEVENTH: A Director of the Corporation shall have no personal liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director; provided, however, that this Article SEVENTH shall not eliminate or limit the liability of a Director, except to the extent permitted by applicable law, (i) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware as the same now exists or may hereafter be amended, or (iv) for Any transaction from which the Director derived an improper personal benefit. No amendment to, or repeal of, this Article SEVENTH shall apply to, or have any effect on, the liability or alleged liability of any Director for, or with respect to, any acts or omissions of such director occurring prior to such amendment or repeal.

IN WITNESS WHEREOF, said National Surgery Centers, Inc. has caused this Certificate to be signed by William W. Horton, its Vice President, this 25th day of September, 1998.

NATIONAL SURGERY CENTERS, INC.

By:	/s/ William W. Horton
William W. Horton
Vice President

3